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Harry Matsumoto

Senior Vice President, Affordable Housing at Quantum Management Services, Inc, a Division of Coast Property Management

Kenmore, Washington · 153 connections · See contact info

Quantum Management Se...

Washington State University

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Help us provide more affordable housing

Harry Matsumoto
Published on LinkedIn

The need for affordable housing is critical, especially for those hardworking individual families that cannot afford to live close to where they work. Join me for our annual Bellwether Housing "Closer to Home" breakfast (https://www.bellwetherhousing.org/closer-to-home). If your schedule does not permit a quick breakfast on 17 Oct 2018, you can go to www.bellwetherhousing.org and make a contribution. Thank you. H ...see more

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Experience

Senior Vice President, Affordable Housing
Quantum Management Services, Inc, a Division of Coast Property Management
Apr 2019 – Present · 3 mos
Lynnwood, Washington

Vice President / Co-Founder
Quantum Management Services, Inc.
Oct 1995 – Present · 23 yrs 9 mos

Responsible for organizational development, IT management, and corporate financial forecasting for property management company with more than 120 properties and 350 employees in the Washington, Alaska, and Montana.

Chair of the Bellwether Housing Board of Directors
Bellwether Housing
Jan 2013 – Present · 6 yrs 6 mos
Seattle, WA

(http://www.bellwetherhousing.org/) Volunteer board member of a strong mission driven not for profit organization providing housing affordability so that people and communities can thrive.

Assistant Chief of Staff - Personnel
US Army, 364 Sustainment Command (Expeditionary)
Aug 2012 – Oct 2015 · 3 yrs 3 mos
364th ESC, Marysville, WA

Serves as the Chief Human Resource Officer for the Commanding General of the 364ESC supporting 3,800 Soldiers in 42 units across 8 States. Duties and responsibilities include establishing, monitoring, directing, and assessing human resources support for units assigned or attached to the ESC; providing advice and assistance to subordinate unit S-1sec... See more

Property Manager
DuJardin Property Management
Aug 1992 – Sep 1995 · 3 yrs 2 mos

Responsible for a portfolio of multifamily properties including management, operating and financial performance, management of onsite property staff; reporting, regulatory compliance for affordable housing properties.

Education

Washington State University
Bachelors of Administration, International Business
1986 – 1990

BA International Business (German)

Skills & Endorsements

Organizational Development · 18

Endorsed by **11 of Harry's colleagues at US Army**

Property Management · 12

Endorsed by **8 of Harry's colleagues at US Army**

Program Management · 12

Endorsed by **7 of Harry's colleagues at US Army**

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